UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Jarett S. Levan, Acting Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,604,885(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 13,604,885(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,604,927(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.6%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock. Collectively, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC represent an approximately 81.6% equity interest and 90.1% voting interest in BBX Capital.

Amendment No. 18 to Schedule 13D

This Amendment No. 18 to Schedule 13D (this “Amendment”) amends, solely to the extent expressly set forth herein, the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

The information set forth under Item 4 below with respect to the shares of BFC’s Class B Common Stock issued in exchange for the shares of BBX Capital’s Class A Common Stock received by BFC in the share exchanges described in this Amendment is incorporated into this Item 3 by reference.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

As previously disclosed, BFC entered into Share Exchange Agreements on September 4, 2015 with Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (collectively, the “BBX Capital RSU Holders”) as holders of restricted stock units (“BBX Capital RSUs”) of Class A Common Stock of BBX Capital. Pursuant to the Share Exchange Agreements, (a) each BBX Capital RSU Holder granted BFC the option to acquire, simultaneously with the vesting of each BBX Capital RSU, some or all of the shares of BBX Capital’s Class A Common Stock which, absent the Share Exchange Agreement, would (after withholding) actually have been received by the BBX Capital RSU Holder upon the vesting of the BBX Capital RSU and (b) BFC agreed to issue to the BBX Capital RSU Holder shares of BFC’s Class A Common Stock or Class B Common Stock having an aggregate market value equal to the aggregate market value of the shares of BBX Capital’s Class A Common Stock acquired by BFC upon the option exercise. Notwithstanding the foregoing, as a result of the previously disclosed Agreement and Plan of Merger, dated July 27, 2016, entered into by BFC and BBX Capital and the exchange ratio contemplated thereby of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock, each BBX Capital RSU Holder has agreed, with respect to share exchanges effected during the pendency of the proposed merger, to receive no more than 5.4 shares of BFC’s Class A Common Stock or Class B Common Stock for each share of BBX Capital’s Class A Common Stock subject to vested BBX Capital RSUs.

Between September 30, 2016 and October 4, 2016, BFC issued a total of 1,530,822 shares of its Class B Common Stock to the BBX Capital RSU Holders pursuant to the Share Exchange Agreements and received a total of 283,486 shares of BBX Capital’s Class A Common Stock in exchange therefor. Because the exchange ratio calculated by dividing the closing price of BBX Capital’s Class A Common Stock on each relevant date by the closing price of BFC’s Class B Common Stock on each such date exceeded 5.4, BFC issued 5.4 shares of its Class B Common Stock for each share of BBX Capital’s Class A Common Stock received by it between September 30, 2016 and October 4, 2016.

The following table sets forth the number of shares of BFC’s Class B Common Stock issued to each BBX Capital RSU Holder between September 30, 2016 and October 4, 2016, the number of shares of BBX Capital’s Class A Common Stock which BFC received in exchange therefor, and the date of share exchange.

BBX Capital RSU Holder	Date of Share Exchange	Number of Shares of BFC’s Class B Common Stock Issued to the BBX Capital RSU Holder	Number of Shares of BBX Capital’s Class A Common Stock Received by BFC
Alan B. Levan	9/30/2016	398,752	73,843
	10/1/2016	107,800	19,963
John E. Abdo	9/30/2016	398,752	73,843
	10/2/2016	107,800	19,963
Jarett S. Levan	9/30/2016	204,962	37,956
	10/3/2016	53,897	9,981
Seth M. Wise	9/30/2016	204,962	37,956
	10/4/2016	53,897	9,981

Item 5: Interest in Securities of the Issuer

BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of BBX Capital’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

	Class A Common Stock Ownership		Percent of Class A Common Stock(1)
BFC Financial Corporation(2)	13,604,927	(3)	81.6	%(4)
Alan B. Levan(2)(5)	13,623,531	(3)(6)	81.7	%(4)
John E. Abdo(2)	13,661,608	(3)	81.9	%(4)
Jarett S. Levan(5)	12,346		*
Seth M. Wise	12,043		*
William Nicholson	657		*
Raymond S. Lopez	1,245		*

*	Less than one percent.
(1)	Based on 16,483,866 shares of BBX Capital’s Class A Common Stock outstanding as of October 5, 2016 and, with respect to the ownership percentage of BFC, Alan B. Levan and John E. Abdo, the 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC as described in footnote 3 below.
(2)	BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 76% of the total voting power of BFC. As a result, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC may be deemed to be beneficially owned by each of Alan B. Levan and John E. Abdo and are reflected in the table above with respect to each of their beneficial holdings.
(3)	Includes: (a) 20 shares of BBX Capital’s Class A Common Stock held through Eden Services, Inc., a direct wholly-owned subsidiary of BFC; (b) 22 shares of BBX Capital’s Class A Common Stock held through ODI Program Partnership LLLP, the general partner of which is an indirect wholly-owned subsidiary of BFC; (c) the 283,486 shares of BBX Capital’s Class A Common Stock received by BFC in connection with the share exchanges effected between September 30, 2016 and October 4, 2016, as described in Item 4 above, and (d) 195,045 shares of BBX Capital’s Class B Common Stock held directly by BFC which are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.
(4)	Each of BFC, Alan B. Levan and John E. Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 90% of the total voting power of BBX Capital.

(5)	Alan B. Levan is the father of Jarett S. Levan.
(6)	In addition to the shares of BBX Capital’s Class A Common Stock and Class B Common Stock which Alan B. Levan may be deemed to beneficially own through BFC, Alan Levan’s beneficial holdings in BBX Capital’s Class A Common Stock also include 180 shares held by Levan Partners LLC.

Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of BBX Capital’s Class A Common Stock during the past 60 days except for (i) the share exchanges effected between September 30, 2016 and October 4, 2016, as described in Item 4 above, and (ii) the following:

•	On September 30, 2016, Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise surrendered to BBX Capital 53,364 shares, 53,364 shares, 25,648 shares and 25,648 shares, respectively, of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on September 30, 2016 of BBX Capital RSUs previously granted to them.

•	On October 1, 2016, Mr. Alan Levan surrendered to BBX Capital 14,428 shares of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on October 1, 2016 of BBX Capital RSUs previously granted to him.

•	On October 2, 2016, Mr. Abdo surrendered to BBX Capital 14,428 shares of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on October 2, 2016 of BBX Capital RSUs previously granted to him.

•	On October 3, 2016, Mr. Jarett Levan surrendered to BBX Capital 7,214 shares of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on October 3, 2016 of BBX Capital RSUs previously granted to him.

•	On October 4, 2016, Mr. Wise surrendered to BBX Capital 7,214 shares of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on October 4, 2016 of BBX Capital RSUs previously granted to him.

•	On October 5, 2016, Raymond S. Lopez surrendered to BBX Capital 465 shares of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on October 5, 2016 of BBX Capital RSUs previously granted to him.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2016
Date

BFC Financial Corporation

/s/ Raymond S. Lopez
Signature

Raymond S. Lopez/Executive Vice President and Chief Financial Officer
Name/Title